Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended June 30, 2012
(millions)

Operating Revenue	$7,241

Operating Expenses	5,789

Income from operations	1,452

Other income	89

Interest and related charges	355

Income before income tax expense	1,186

Income tax expense	468

Net Income	718

Preferred dividends	16

Balance available for common stock	$699

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended June 30, 2012
(millions, except per share amounts)

Operating Revenue	$13,390

Operating Expenses	10,692

Income from operations	2,698

Other income	200

Interest and related charges	877

Income before income tax expense including noncontrolling interests	$2,021

Income tax expense	640

Net income including noncontrolling interests	1,381

Loss from discontinued operations (including income tax benefit of $13)	(12)

Noncontrolling interests	24

Net income attributable to Dominion	$1,345

Amounts attributable to Dominion:

Income from continuing operations	$1,357

Loss from discontinued operations	(12)

Net income attributable to Dominion	$1,345

Earnings Per Common Share – Basic
Income from continuing operations	$2.42
Loss from discontinued operations	(0.02)
Noncontrolling interests	(0.04)

Net income attributable to Dominion	$2.36

Earnings Per Common Share – Diluted
Income from continuing operations	$2.41
Loss from discontinued operations	(0.02)
Noncontrolling interests	(0.04)

Net income attributable to Dominion	$2.35